IAMGOLD
CORPORATION

TSX: **IMG** NYSE: **IAG**

NEWS RELEASE

IAMGOLD ACQUIRES SHARES OF INV METALS INC.

Toronto, Ontario, October 28, 2019 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today entered into a subscription agreement (the "Subscription") with INV Metals Inc. ("INV") pursuant to which IAMGOLD will indirectly, through a wholly-owned subsidiary, acquire 13,889,880 common shares of INV (the "INV Shares"), from treasury, at a price of C$0.40 per INV Share, for gross proceeds totalling C$5,555,952.

The Subscription has been entered in connection with INV's non-brokered private placement of INV Shares, announced October 21, 2019 (the "Private Placement"). Immediately prior to the execution of the Subscription, IAMGOLD, directly or indirectly, held 34,592,991 INV Shares, such shareholdings constitutes 35.6% of the 97,297,960 then-issued and outstanding INV Shares. Immediately following completion of the Private Placement, IAMGOLD will, directly or indirectly, hold 48,482,871 INV Shares, representing 35.6% of the total 136,187,840 INV Shares expected to be issued and outstanding at that time.

IAMGOLD is acquiring INV Shares pursuant to the Private Placement for investment purposes. Depending on market conditions and other factors, IAMGOLD may from time to time further acquire or dispose of INV Shares, or maintain its current shareholdings, as it sees fit.

IAMGOLD's head office is located at 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4.

An early warning report in respect of the Subscription and IAMGOLD's participation in the Private Placement will be filed under INV's profile on SEDAR at www.sedar.com, and may also be obtained by contacting the person named below.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com